# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: My Size, Inc., CIK 0001211805
CUSIP: 62844N406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: HaNegev 4, POB 1026, Airport City, Israel (L3), 7019900
Date of event which requires filing of this statement: 12/15/2025
Amends the filing with accession number 0001493152-22-033117
Filed by CIK 0001686315
Persons authorized to receive notices and communications: Ronen Luzon, c/o My Size, Inc. HaNegev 4, POB 1026, Airport City, Israel (L3), 7019900, 972-54-4775656

## Reporting persons
- Ronen Luzon (CIK 0001686315): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 289,335; shared voting power 369,085; sole dispositive power 289,335; shared dispositive power 369,085; aggregate amount beneficially owned 369,085 (8.02% of the class)
  Comment: Items 8, 10 and 11 Consist of (i) 289,335 shares of restricted stock, and (ii) 79,750 shares of restricted stock which are held by the Reporting Person's spouse. Item 13 is based upon 4,599,784 shares of common stock outstanding on December 15, 2025 which amount was provided to the Reporting Person by the Issuer and assumes the issuance of restricted stock awards granted on December 15, 2025.
- Billy Pardo (CIK 0001686858): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 79,750; shared voting power 369,085; sole dispositive power 79,750; shared dispositive power 369,085; aggregate amount beneficially owned 369,085 (8.02% of the class)
  Comment: Items 8, 10 and 11 Consist of (i) 79,750 shares of restricted stock, and (ii) 289,335 shares of restricted stock which are held by the Reporting Person's spouse. Item 13 is based upon 4,599,784 shares of common stock outstanding on December 15, 2025 which amount was provided to the Reporting Person by the Issuer and assumes the issuance of restricted stock awards granted on December 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: My Size, Inc.
Address of issuer's principal executive offices: HaNegev 4, POB 1026, Airport City, Israel (L3), 7019900
Comment: On April 19, 2024, the Issuer implemented a 1-for-8 reverse stock split (the "Reverse Stock Split") of the Company's common stock. All amounts have been adjusted to give effect to the Reverse Stock Split.

## Item 2. Identity and Background
Name of person filing: Ronen Luzon and Billy Pardo.
Residence or business address: The principal business address of each Reporting Person is HaNegev 4, POB 1026, Airport City, Israel 7019900.
Present principal occupation or employment: The principal occupation of Mr. Luzon is serving as the Chief Executive Officer and a Director of the Issuer. The principal occupation of Ms. Pardo is serving as the Chief Product Officer and Chief Operating Officer of the Issuer
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 15, 2025, the Issuer granted 215,000 restricted Shares and 60,000 restricted shares to Mr. Luzon and Ms. Pardo, respectively. Mr. Luzon's restricted shares vest as follows: (i) 75,000 restricted shares vest in three equal annual installments, with 1/3 vesting on each of January 1, 2026, January 1, 2027 and January 1, 2028, subject to the continued service to the Issuer as of each vesting date, (ii) up to 125,000 restricted shares vest upon and subject to achievement of certain profit and business targets as set forth in the restricted shares agreement, and (iii) 15,000 restricted shares vest on December 31, 2025, subject to the continued service to the Issuer as of such vesting date. Ms. Pardo's restricted shares vest as follows: (i) 40,000 restricted shares vest in three equal annual installments, with 1/3 vesting on each of January 1, 2026, January 1, 2027 and January 1, 2028, subject to the continued service to the Issuer as of each vesting date, and (ii) up to 20,000 restricted shares vest upon and subject to achievement of certain business targets as set forth in the restricted shares agreement, subject to the continued service to the Issuer as of each vesting date. On November 20, 2025, Mr. Luzon purchased 13,500 shares of Common Stock for cash in multiple open market transactions at a weighted average price of $0.765 per share and for a total of $10,290. On November 24, 2025, Mr. Luzon purchased 235 shares of Common Stock for cash in multiple open market transactions at a weighted average price of $0.885 per share and for a total of $207.975. On November 25, 2025, Mr. Luzon purchased 14,000 shares of Common Stock for cash in multiple open market transactions at a weighted average price of $0.895 per share and for a total of $12,530. On December 1, 2025, Mr. Luzon purchased 2,600 shares of Common Stock for cash in multiple open market transactions at a weighted average price of $0.905 per share and for a total of $2,353. Funding for the foregoing purchases of the Common Stock was from Mr. Luzon's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is hereby incorporated into this Item 4 by reference. Each Reporting Person serves as an executive officer of the Issuer and, in such capacity, may be involved in reviewing transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, each Reporting Person in their individual capacities does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. Each Reporting Person may, at any time and from time to time, (i) review or reconsider his or her position in the Issuer or change his or her purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, each Reporting Person may also acquire beneficial ownership of additional Shares or other securities of the Issuer as compensation from the Issuer, by purchase or otherwise, including, including, but not limited to, awards of restricted Shares, options to purchase Shares, and restricted stock units for Shares, or dispose of some or all of the Shares beneficially owned by such Reporting Person in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as such Reporting Person may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the text in the comments box thereto) is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the text in the comments box thereto) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's Shares were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit A to the Schedule 13D filed by the Reporting Persons with the SEC on November 21, 2022, pursuant to which the Reporting Persons agreed to file such Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement, dated as of October 31, 2022 (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on November 21, 2022)

Exhibit B: Form of Section 102 Capital Gain Restricted Stock Award Agreement under the My Size, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended 2024, filed with the Securities and Exchange Commission on March 27, 2025)

## Signatures
- Ronen Luzon: /s/ Ronen Luzon, Chief Executive Officer (12/17/2025)
- Billy Pardo: /s/ Billy Pardo, Chief Product Officer and Chief Operating Officer (12/17/2025)